FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 22, 2007

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Reports 3Q2007 Results”, dated October 22, 2007.
2.	Investor Conference Materials entitled, “AU Optronics Corp. Third Quarter 2007 Results”, dated October 22, 2007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date:	October 22, 2007	By:	/s/ Max Cheng
			Name:	Max Cheng
			Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Reports 3Q2007 Results

Issued by: AU Optronics Corp.

Issued on: October 22, 2007

Hsinchu, Taiwan, October 22, 2007 –

Third Quarter 2007 Unaudited Consolidated Financial Highlights
•	Revenues up 30.1% QoQ to NT$137.96 billion
•	Net income after tax of NT$22.57 billion
•	Earnings per share of NT$2.89 (US$0.88 per ADR)
•	Gross margin: 23%
•	Operating margin: 18.7%

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced unaudited results for 3Q2007. All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”). For the third quarter ended September 30, 2007, AUO's consolidated revenue totaled NT$137.96 billion (US$4.2 billion*), consolidated net income NT$22,571 million (US$691 million), attributable to equity holders of the parent company NT$22,530 million (US$690 million) and basic EPS NT$2.89 per common share (US$0.88 per ADR unit). For the first nine months of 2007, AUO's consolidated revenues totaled NT$324 billion (US$9.9 billion), consolidated net income after tax NT$23,384 million (US$0.7 billion), attributable to equity holders of the parent company NT$23,412 million (US$0.7 billion) and basic EPS NT$3 per common share (US$0.9 per ADR.)

    In terms of 3Q2007 panel shipments, large-sized panel increased by 14.3% to 22.26 million from 2Q2007, while shipments of small- and medium-sized panel amounted to 40.70 million with a 26.3% QoQ increase, both once again set record high for the company’s single-quarter unit shipment.

Mr. Max Cheng, Vice President and Chief Financial Officer of AUO, stated, “We are extremely pleased with the record high operating results that we have reached today. The 3Q2007 consolidated after-tax net income of NT$22.5 billion was 1.5 times more than the previous record high of NT$14.3 billion in 2Q2004. In addition to the strong demand from end-user markets, and stable even gradually increased panel ASP, the contributions of post-QDI merger synergy with the result of the whole is greater than the sum of the parts boosted the 3Q2007 gross margin to 23% from 11.4% sequentially, while the operating margin lifted to 18.7% from the earlier quarter of 6.5%. Through over one year of several post-M&A integration initiatives, such as R&D platform resource integration, better supply chain management practice, optimization of complementary production line strategy in different generation fabrications, and implement of more competitive product mix, AUO successfully reduced the 3Q2007 inventory turnover to 38 days from 43 days sequentially, and further demonstrated its outstanding execution to accomplished the extremely difficult QDI merger case as well as its effective integration initiatives to maximize business performance.

*Amounts converted by an exchange rate of NTD32.67:USD1 as of September 30, 2007.

#                      #                      #

ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is one of the top three largest manufacturers* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 20.2%* of global market share with revenues of NT$293.1billion (US$9.0bn)* in 2006.  TFT-LCD technology is currently the most widely used flat panel display technology.  Targeted for 40”+ sized LCD TV panels, AUO’s new generation (7.5-generation) fabrication facility production started mass production in the fourth quarter of 2006.  The Company currently operates one 7.5-generation, two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5-generation TFT- LCD fabs, in addition to eight module assembly facilities and the AUO Technology Center specializes in new technology platform and new product development.  AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5”-65”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

* DisplaySearch 2Q2007 WW Large-Area TFT-LCD Shipment Report dated Aug 7, 2007.  This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2006 year end revenue converted by an exchange rate of NTD32.59:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the worldwide top three manufacturer of large-size TFT-LCD panels, today announced the above news.  Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on July 2nd, 2007.

For more information, please contact:
Rose Lee	Yawen Hsiao
Corporate Communications Dept	Corporate Communications Dept.
AU Optronics Corp	AU Optronics Corp.
Tel: +886-3-5008899 ext 3204	+886-3-5008899 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: rose.lee@auo.com	yawen.hsiao@auo.com

Item 2

AU Optronics Corp.
                 Third Quarter 2007 Results Investor Conference

                                October 22, 2007

[AUO Logo]

                                Safe Harbor Notice

The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section
21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the
TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of China ("ROC GAAP"). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP").

Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US
GAAP can be found in AU Optronics' Annual Report on Form 20-F with respect to the year ended December,
2006 filed with the United States Securities and Exchange Commission.

                                                    2

Consolidated Income Statement

Amount : NT$ Million Except Per Share Data

	3Q'07[a]		2Q'07[a]		QoQ %	3Q'06	
Net Sales	137,960	100.0%	106,009	100.0%	30.1%	71,313	100.0%
Cost of Goods Sold	(106,168)	(77.0%)	(93,890)	(88.6%)	13.1%	(65,375)	(91.7%)
Gross Profit	31,792	23.0%	12,119	11.4%	162.3%	5,938	8.3%
Operating Expenses	(5,982)	(4.3%)	(5,193)	(4.9%)	15.2%	(3,862)	(5.4%)
Operating Income	25,811	18.7%	6,926	6.5%	272.6%	2,075	2.9%
Net Non-operating Expenses	(1,666)	(1.2%)	(851)	(0.8%)	95.9%	(1,364)	(1.9%)
Income before Tax	24,144	17.5%	6,076	5.7%	297.4%	711	1.0%
Net Income	22,571	16.4%	5,917	5.6%	281.5%	612	0.9%
Attributable to:							
Equity holders of the parent company	22,530	16.3%	5,987	5.6%	276.3%	613	0.9%
Minority interest	41	0.0%	(70)	(0.1%)	-	(0)	(0.0%)
Net Income	22,571	16.4%	5,917	5.6%	281.5%	612	0.9%
Basic EPS (NT$)[b]	2.89		0.79		265.2%	0.10	
Operating Income + D&A	46,952	34.0%	27,758	26.2%	69.1%	13,871	19.5%
Unit Shipments (mn)[c]							
Large Size Panels	22.3		19.5		14.3%	12.6	
Small & Medium Size Panels	40.7		32.2		26.3%	20.8	

– Unaudited, prepared by AUO on a consolidated basis

(a) Effective 2Q07, AUO's consolidated financial statement incorporated Toppan CFI (Taiwan) Co, Ltd (CFI) with the consolidated entity; AUO completed its merger with QDI on October 1, 2006

(b) Basic EPS were calculated based on the total diluted weighted average outstanding shares of each quarter, 3Q07 of 7,795m shares, 2Q07 of 7,576m shares and 3Q06 of 6,094m shares, including retroactive adjustment of stock dividend and stock bonus

(c) Large size refers to panels that are 10 inches and above

3

Consolidated Balance Sheet Highlights

Amount : NT$ Million

	3Q'07[a]	2Q'07[a]	QoQ %	3Q'06
Cash & ST Investment	41,740	21,814	*91.3%*	29,292
Inventory	42,720	44,681	*(4.4%)*	28,168
Short Term Debt[b]	42,501	39,346	*8.0%*	14,928
Long Term Debt	154,021	166,571	*(7.5%)*	116,223
Equity	263,586	240,438	*9.6%*	161,460
Total Assets	588,968	557,468	*5.7%*	379,646

	3Q'07	2Q'07		3Q'06
Inventory Turnover (Days)[c]	**38**	**43**		**38**
Debt to Equity	**74.6%**	**85.6%**		**81.2%**
Net Debt to Equity	**59.4%**	**77.3%**		**64.2%**

- Unaudited, prepared by AUO on a consolidated basis
  - (a) Effective 2Q07, AUO's consolidated financial statement incorporated CFI with the consolidated entity; AUO completed its merger with QDI on October 1, 2006
  - (b) Short term debt refers to all interest bearing debt maturing within one year
  - (c) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

4

Consolidated Cash Flow Highlights

Amount : NT$ Million

	3Q'07[(a)]	2Q'07[(a)]	QoQ
From Operating Activities	**43,384**	**23,363**	**20,022**
Net Profit	22,571	5,917	16,654
Depreciation & Amortization	21,141	20,831	309
Net Change in Working Capital	(742)	(3,495)	2,753
From Investing Activities	**(12,496)**	**(17,697)**	**5,201**
Capital Expenditure	(11,490)	(17,350)	5,860
From Financing Activities	**(10,687)**	**(9,159)**	**(1,529)**
Net Change in Debt	(8,919)	(9,590)	670

– Unaudited, prepared by AUO on a consolidated basis

(a) Effective 2Q07, AUO's consolidated financial statement incorporated CFI with the consolidated entity

5

[AUO Logo]

                      Consolidated Revenues by Application

                          3Q06          4Q06          1Q07          2Q07          3Q07
                          ----          ----          ----          ----          ----
TV                        36%           37%           35%           39%           42%
Monitor                   35%           32%           31%           30%           28%
Notebook                  14%           20%           21%           19%           18%
General Display &
  Others                   4%            3%            3%            3%            4%
AV/MD                     11%            8%           10%            9%            8%

 - Unaudited, prepared by AUO on a consolidated basis

                                                       6

[AUO Logo]

                           Large Panel - ASP by Unit

(US$)                            3Q06         4Q06        1Q07      2Q07     3Q07
-----                            ----         ----        ----      ----     ----
PC-ASP/unit                      $112         $117        $105      $110     $122
TV-ASP/unit                      $324         $324        $305      $301     $334
Large Panel-ASP/unit             $153         $158        $141      $151     $173

-        Unaudited, prepared by AUO on a consolidated basis
-        Large size refers to panels that are 10 inches and above
-        Blended ASP in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance of each respective quarter

                                                       7

[AUO Logo]

                      Consolidated Shipments & ASP by Area

                                3Q06          4Q06         1Q07          2Q07         3Q07
                                ----          ----         ----          ----         ----
Shipments in square
  meter (K)                    1,497          1,965        1,858         2,425        3,050
ASP per square meter          $1,430         $1,468       $1,310        $1,325       $1,378

-        Unaudited, prepared by AUO on a consolidated basis
-        ASP per square meter in US$ was translated from NT$ based on the noon buying rate of each respective quarter

                                                       8

[AUO Logo]

             Consolidated Small & Medium Panel Shipments & Revenues

                          3Q06        4Q06        1Q07       2Q07        3Q07
                          ----        ----        ----       ----        ----
Shipments (mn)            20.8        24.5        22.1       32.2        40.7
Revenues (NT$bn)          $7.7        $7.6        $6.5       $8.3       $11.2

-        Unaudited, prepared by AUO on a consolidated basis
-        Small & Medium size refers to panels that are under 10 inches

                                                       9

AUO

Capacity by Fab

Fab	Substrate Size (mm)	9/2007 Capacity [(a)]	12/2007 (F) Capacity [(a)]
L3A (G3.5)	610 x 720	40,000	40,000
L3B (G3.5)	610 x 720	20,000 LTPS	20,000 LTPS
L3C (G3.5)	600 x 720	60,000	60,000
L3D (G3.5)	620 x 750	25,000	25,000
L4A (G4.0)	680 x 880	60,000	60,000
L5A (G5.0)	1100 x 1250	50,000	50,000
L5B (G5.0)	1100 x 1300	70,000	70,000
L5C (G5.0)	1100 x 1300	120,000	120,000
L5D (G5.0)	1100 x 1300	70,000	70,000
L6A (G6.0)	1500 x 1850	120,000	120,000
L6B (G6.0)	1500 x 1850	*80,000*	*90,000*
L7A (G7.5)	1950 x 2250	60,000	60,000

(a) Capacity based on monthly glass substrate input

10

[AUO Logo]

                                  www.auo.com
                                   ir@auo.com

                                      11

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
September 30, 2007 and 2006
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	September 30, 2007			September 30, 2006		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	1,225	40,037	6.8	27,562	7.3	12,475	45.3
Available-for-Sale Financial Assets - Current	52	1,703	0.3	1,731	0.5	(28)	(1.6)
Notes & Accounts Receivables	2,445	79,892	13.6	44,645	11.8	35,247	79.0
Other Current Financial Assets	114	3,736	0.6	405	0.1	3,331	822.7
Inventories	1,308	42,720	7.3	28,168	7.4	14,552	51.7
Other Current Assets	261	8,541	1.5	5,754	1.5	2,787	48.4
Total Current Assets	5,406	176,629	30.0	108,265	28.5	68,364	63.1
Long-term Investments	185	6,055	1.0	10,485	2.8	(4,430)	(42.2)
Fixed Assets	17,907	585,029	99.3	378,241	99.6	206,789	54.7
Less Accumulated Depreciation	(6,431)	(210,105)	(35.7)	(125,170)	(33.0)	(84,934)	67.9
Net Fixed Assets	11,476	374,925	63.7	253,070	66.7	121,854	48.2
Other Assets	960	31,359	5.3	7,826	2.1	23,533	300.7
Total Assets	18,028	588,968	100.0	379,646	100.0	209,322	55.1

LIABILITIES
Short-term Borrowings	12	391	0.1	0	0.0	391	－
Accounts Payable	2,837	92,678	15.7	57,801	15.2	34,877	60.3
Current Installments of Long-term Borrowings	1,289	42,110	7.1	14,928	3.9	27,181	182.1
Current Financial Liabilities	3	87	0.0	261	0.1	(174)	(66.8)
Other Current Liabilities	1,101	35,970	6.1	28,495	7.5	7,476	26.2
Total Current Liabilities	5,241	171,235	29.1	101,485	26.7	69,750	68.7
Long-term Borrowings	4,022	131,392	22.3	100,223	26.4	31,169	31.1
Bonds Payable	693	22,629	3.8	16,000	4.2	6,629	41.4
Other Long-term Liabilities	4	126	0.0	479	0.1	(353)	(73.7)
Total Liabilities	9,960	325,382	55.2	218,187	57.5	107,195	49.1

SHAREHOLDERS' EQUITY
Common Stock	2,389	78,057	13.3	60,941	16.1	17,117	28.1
Capital collected in advance	17	560	0.1	0	0.0	560	－
Capital Surplus	3,415	111,584	18.9	57,635	15.2	53,949	93.6
Retained Earnings	1,942	63,457	10.8	42,333	11.2	21,125	49.9
Cumulative Translation Adjustments	22	725	0.1	324	0.1	400	123.5
Unrealized Gain/Loss on Financial Products	8	271	0.0	(124)	0.0	395	－
Deferred Compensation Cost	(0)	(1)	0.0	0	0.0	(1)	－
Minority Interest	273	8,933	1.5	351	0.1	8,581	2441.7
Total Shareholders' Equity	8,068	263,586	44.8	161,460	42.5	102,127	63.3
Total Liabilities & Shareholders' Equity	18,028	588,968	100.0	379,646	100.0	209,322	55.1

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
  (2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.67 per USD as of September 30, 2007

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended September 30, 2007 and 2006 and June 30, 2007
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	3Q 2007		% of	3Q 2006	YoY	3Q 2007		% of	2Q 2007	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	4,223	137,960	100.0	71,313	93.5	4,223	137,960	100.0	106,009	30.1
Cost of Goods Sold	3,250	106,168	77.0	65,375	62.4	3,250	106,168	77.0	93,890	13.1
Gross Profit	973	31,792	23.0	5,938	435.4	973	31,792	23.0	12,119	162.3
Operating Expenses
SG&A	145	4,736	3.4	2,745	72.5	145	4,736	3.4	3,943	20.1
R&D	38	1,246	0.9	1,117	11.6	38	1,246	0.9	1,249	(0.3)
	183	5,982	4.3	3,862	54.9	183	5,982	4.3	5,193	15.2
Operating Income	790	25,811	18.7	2,075	1,143.7	790	25,811	18.7	6,926	272.6
Net Non-Operating Expenses	(51)	(1,666)	(1.2)	(1,364)	22.2	(51)	(1,666)	(1.2)	(851)	95.9
Income before Income Tax	739	24,144	17.5	711	3,294.1	739	24,144	17.5	6,076	297.4
Income Tax Expense	(48)	(1,573)	(1.1)	(99)	1,488.6	(48)	(1,573)	(1.1)	(159)	891.8
Net Income	691	22,571	16.4	612	3,586.0	691	22,571	16.4	5,917	281.5
Attributable to:
Equity holders of the parent company	690	22,530	16.3	613	3,576.5	690	22,530	16.3	5,987	276.3
Minority interest	1	41	0.0	(0)	－	1	41	0.0	(70)	－
Net Income	691	22,571	16.4	612	3,586.0	691	22,571	16.4	5,917	281.5
Basic Earnings Per Share	0.09	2.89		0.10		0.09	2.89		0.79
Basic Earnings Per ADR(3)	0.88	28.87		1.01		0.88	28.87		7.90
Weighted Average Number		7,795		6,094			7,795		7,576
of Shares Outstanding (Million)

Note:   (1) Unaudited, prepared by AUO based on ROC GAAP
    (2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NT$32.67 per USD as of September 30, 2007
    (3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2007 and 2006
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	Nine Months 2007		Nine Months 2006
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	716	23,384	7,442
Depreciation & Amortization	1,872	61,165	33,758
Provision(Reverse) for Inventory Devaluation	(42)	(1,378)	760
Investment Loss(Gain) under Equity Method	(2)	(72)	1,250
Disposal Gain on Long-term Investments	(1)	(25)	(25)
Changes in Working Capital & Others	(57)	(1,871)	(4,107)
Net Cash Provided by Operating Activities	2,486	81,203	39,078
Cash Flows from Investing Activities:
Proceeds from Disposal of Available-for-Sale Financial Assets	0	5	0
Acquisition of Property, Plant and Equipment	(1,682)	(54,940)	(64,291)
Proceeds from Disposal of Property, Plant and Equipment	1	47	9
Increase in Long-term Investments	(34)	(1,123)	(6,701)
Proceeds from Disposal of Long-term Investments	1	40	102
Increase in Restricted Cash in Banks	0	0	(13)
Increase in Deferred Assets and Intangible Assets	(67)	(2,179)	(2,257)
Decrease in Other Assets	7	241	42
Net Cash Used in Investing Activities	(1,773)	(57,909)	(73,109)
Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	(102)	(3,338)	0
Increase in Guarantee Deposits	0	2	1
Increase (Decrease) in Long-term Borrowings and Bonds Payable	(723)	(23,620)	37,302
Directors' and Supervisors' Remuneration and Employees' Compensation	(8)	(276)	(380)
Cash Dividends	(46)	(1,515)	(1,749)
Employee Stock Options Exercised	2	58	0
Change in Minority Interest	13	415	129
Net Cash Provided (Used) by Financing Activities	(865)	(28,274)	35,303
Cash Proceeds from CFI Acquisition	49	1,604	0
Effect of Exchange Rate Change on Cash	(16)	(512)	27
Net Increase (Decrease) in Cash and Cash Equivalents	(119)	(3,889)	1,298
Cash and Cash Equivalents at Beginning of Period	1,345	43,926	26,263
Cash and Cash Equivalents at End of Period	1,225	40,037	27,562

Note:   (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.67 per USD as of September 30, 2007

AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
September 30, 2007 and 2006
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	September 30, 2007			September 30, 2006		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	1,047	34,197	6.2	24,173	6.6	10,024	41.5
Available-for-Sale Financial Assets - Current	52	1,703	0.3	1,719	0.5	(15)	(0.9)
Notes & Accounts Receivables	2,477	80,910	14.6	44,818	12.2	36,092	80.5
Other Current Financial Assets	50	1,619	0.3	342	0.1	1,277	373.2
Inventories	1,166	38,095	6.9	25,342	6.9	12,753	50.3
Other Current Assets	252	8,221	1.5	5,578	1.5	2,643	47.4
Total Current Assets	5,043	164,745	29.6	101,971	27.9	62,774	61.6
Long-term Investments	892	29,157	5.2	21,344	5.8	7,814	36.6
Fixed Assets	15,878	518,723	93.3	354,248	96.8	164,476	46.4
Less Accumulated Depreciation	(5,656)	(184,783)	(33.2)	(118,402)	(32.4)	(66,382)	56.1
Net Fixed Assets	10,222	333,940	60.1	235,846	64.4	98,094	41.6
Other Assets	856	27,960	5.0	6,805	1.9	21,155	310.9
Total Assets	17,013	555,803	100.0	365,966	100.0	189,837	51.9

LIABILITIES
Accounts Payable	2,822	92,190	16.6	55,416	15.1	36,773	66.4
Current Installments of Long-term Borrowings	1,176	38,428	6.9	12,440	3.4	25,989	208.9
Current Financial Liabilities	3	87	0.0	260	0.1	(174)	(66.7)
Other Current Liabilities	877	28,667	5.2	26,579	7.3	2,088	7.9
Total Current Liabilities	4,878	159,372	28.7	94,696	25.9	64,677	68.3
Long-term Borrowings	3,644	119,035	21.4	93,689	25.6	25,346	27.1
Bonds Payable	693	22,629	4.1	16,000	4.4	6,629	41.4
Other Long-term Liabilities	3	113	0.0	473	0.1	(359)	(76.0)
Total Liabilities	9,218	301,149	54.2	204,858	56.0	96,292	47.0

SHAREHOLDERS' EQUITY
Common Stock	2,389	78,057	14.0	60,941	16.7	17,117	28.1
Capital collected in advance	17	560	0.1	0	0.0	560	－
Capital Surplus	3,413	111,517	20.1	57,635	15.7	53,882	93.5
Retained Earnings	1,944	63,524	11.4	42,333	11.6	21,191	50.1
Cumulative Translation Adjustments	22	725	0.1	324	0.1	400	123.5
Unrealized Gain/Loss on Financial Products	8	271	0.0	(124)	0.0	395	－
Deferred Compensation Cost	(0)	(1)	0.0	0	0.0	(1)	－
Total Shareholders' Equity	7,795	254,653	45.8	161,108	44.0	93,545	58.1
Total Liabilities & Shareholders' Equity	17,013	555,803	100.0	365,966	100.0	189,837	51.9

Note:   (1) Unaudited, prepared by AUO based on ROC GAAP
    (2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.67 per USD as of September 30, 2007

AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended September 30, 2007 and 2006 and June 30, 2007
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	3Q 2007		% of	3Q 2006	YoY	3Q 2007		% of	2Q 2007	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	4,219	137,850	100.0	71,306	93.3	4,219	137,850	100.0	105,929	30.1
Cost of Goods Sold	3,304	107,933	78.3	66,326	62.7	3,304	107,933	78.3	95,430	13.1
Gross Profit	916	29,917	21.7	4,980	500.8	916	29,917	21.7	10,499	185.0
Operating Expenses
SG&A	121	3,964	2.9	2,402	65.0	121	3,964	2.9	3,276	21.0
R&D	38	1,226	0.9	1,103	11.1	38	1,226	0.9	1,231	(0.4)
	159	5,190	3.8	3,505	48.1	159	5,190	3.8	4,507	15.1
Operating Income	757	24,727	17.9	1,475	1,576.8	757	24,727	17.9	5,992	312.7
Net Non-Operating Expenses	(20)	(658)	(0.5)	(796)	(17.4)	(20)	(658)	(0.5)	(33)	1,918.6
Income before Income Tax	737	24,069	17.5	679	3,445.9	737	24,069	17.5	5,959	303.9
Income Tax Benefit (Expense)	(47)	(1,539)	(1.1)	(66)	2,232.7	(47)	(1,539)	(1.1)	28	－
Net Income	690	22,530	16.3	613	3,576.5	690	22,530	16.3	5,987	276.3
Basic Earnings Per Share	0.09	2.89		0.10		0.09	2.89		0.79
Basic Earnings Per ADR(3)	0.88	28.87		1.01		0.88	28.87		7.90
Weighted Average Number
of Shares Outstanding (Million)		7,795		6,094			7,795		7,576

Note:   (1) Unaudited, prepared by AUO based on ROC GAAP
    (2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NT$32.67 per USD as of September 30, 2007
    (3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2007 and 2006
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	Nine Months 2007		Nine Months 2006
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	717	23,412	7,445
Depreciation & Amortization	1,699	55,522	31,602
Provision(Reverse) for Inventory Devaluation	(44)	(1,435)	698
Investment Loss (Gain) under Equity Method	(45)	(1,486)	678
Changes in Working Capital & Others	(49)	(1,601)	(3,139)
Net Cash Provided by Operating Activities	2,278	74,412	37,284

Cash Flows from Investing Activities:
Acquisition of Property, Plant and Equipment	(1,436)	(46,927)	(58,806)
Proceeds from Disposal of Property, Plant and Equipment	1	21	44
Increase in Long-term Investments	(108)	(3,516)	(9,950)
Increase in Restricted Cash in Banks	0	0	(13)
Increase in Deferred Assets and Intangible Assets	(66)	(2,152)	(1,608)
Decrease in Other Assets	7	226	44
Net Cash Used in Investing Activities	(1,602)	(52,348)	(70,289)

Cash Flows from Financing Activities:
Decrease in Guarantee Deposits	(0)	(2)	(0)
Increase (Decrease) in Long-term Borrowings and Bonds Payable	(824)	(26,912)	34,544
Directors' and Supervisors' Remuneration	(8)	(276)	(380)
Cash Dividends	(46)	(1,515)	(1,749)
Employee Stock Options Exercised	2	58	0
Net Cash Provided(Used) by Financing Activities	(877)	(28,647)	32,415

Effect of Exchange Rate Change on Cash	(8)	(262)	96
Net Decrease in Cash and Cash Equivalents	(210)	(6,845)	(494)
Cash and Cash Equivalents at Beginning of Period	1,256	41,042	24,667
Cash and Cash Equivalents at End of Period	1,047	34,197	24,173

Note:   (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.67 per USD as of September 30, 2007